THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 7, 2015

Ms. Barbara Jacobs, Assistant Director
Ms. Maryse Mills-Apenteng, Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	HDS International Corp
Preliminary Information Statement on Schedule 14C
SEC File No. 000-53949

Dear Ms. Jacobs and Ms. Mills-Apenteng:

In response to your letters of comments dated June 3, 2015 and June 26, 2015, please be advised as follows:

June 3, 2015 Letter of Comments

1.	The information you requested has been provided by a series of three charts located on pages 5, 6 and 7 amendment.

2.	The information you requested has been provided on page 8 of the amendment.

3.	The information you requested has been provided on page 10 of the amendment. The terms and conditions of the Series C Preferred Stock has not been determined as the date hereof.

4.	The information you requested has been provided at page 10.

June 26, 2015 Letter of Comments

5.	The information you requested has been provided as set forth above.

Ms. Barb Jacobs Ms. Ms. Maryse Mills-Apenteng
RE:	HDS International Corp.
Schedule 14C
SEC File No. 000-53949
July 7, 2015
Page 2

6.	The information you requested has been provided as set forth on page 15 the amendment.

7.	The written statement you have requested will be provided as soon as the company clears comments.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc:  HDS International Corp.